6 February 2004

04010125

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

04 FEB 26 AM 7:21

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)

We enclose herewith a copy of the General Announcement dated 5 February 2004, Re: Proposed disposal of 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd for a total consideration of RM23.85 million for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(formerly known as Lion Land Berhad)

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 2/26

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Reference No LI-040204-66824

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **LION INDUSTRIES CORPORATION BERHAD (formerly known as Lion Land Berhad)**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed disposal of 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd for a total consideration of RM23.85 million ("Proposed Parkson Disposal")

* **Contents :-**

The Board of Directors of Lion Industries Corporation Berhad ("LICB") wishes to announce that pursuant to the Securities Commission ("SC")'s approval to Lion Diversified Holdings Berhad ("LDHB") for the proposed acquisition of the Parkson Retail Group by LDHB from, *inter alia*, LLB Nominees Sdn Bhd ("LLB Nominees"), a wholly-owned subsidiary of LICB, vide SC's letter dated 2 January 2004 ("LDHB Approval"), the Company has accepted the conditions affecting LICB (together with the Proposed Variations defined herein subject to the SC's approval) .

The conditions affecting LICB as set out in the LDHB Approval are as follows:

(a) the vendors are required to pay any shortfall (attributable to LICB) in the audited consolidated proforma profit after taxation ("PAT") of the Parkson Retail Group for the financial year ended ("FYE") 30 June 2003 in cash within one (1) month from the date of the audited financial statements, in the event that the said PAT is less than RM49.87 million based on the unaudited consolidated proforma PAT.

(b) the vendors are required to pay any shortfall (attributable to LICB) in the audited consolidated proforma PAT of the Parkson Retail Group for the FYE 30 June 2004 in cash within one (1) month from the date of the audited financial statements, in the event that the said PAT is less than the forecast PAT of RM53.06 million.

(c) the vendors are required to pay any shortfall (attributable to LICB) in the audited consolidated proforma net tangible assets ("NTA") value of the Parkson Retail Group for the FYE 30 June 2003 in cash within one (1) month from the date of the audited financial statements, in the event

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

Secretary

-5 FEB 2004

that the said NTA value is less than the NTA value of RM330.32 million based on the unaudited proforma accounts.

(d) the vendors are required to provide the SC with written undertakings that they will indemnify LDHB for any losses suffered by LDHB as a result of any non-compliance with the laws and regulations of the People's Republic of China.

(e) In relation to the trade debtors of the Parkson Retail Group ("Trade Debtors"), LDHB is required to:

(aa) disclose in full in the circular to shareholders the position of the Trade Debtors, an ageing analysis, and for balances exceeding the credit period, comments/explanation by the Board of Directors of the acquiree companies on the recoverability of such balances;

(bb) make full provision for Trade Debtors where:

- the amount is in dispute;
- legal proceedings have commenced/been taken; or
- period exceeding six (6) months; and

(cc) provide confirmations and declarations by the Board of Directors of the acquiree companies that the trade debts that have exceeded the credit period are recoverable and provisions for doubtful/bad debts have been made in the income statement and the profit forecast/projections.

Should the NTA of the acquiree companies fall below the NTA position as submitted to the SC, as a result of the above matters, the respective vendors will be required to pay by cash any shortfall (attributable to LICB) in the said NTA prior to the implementation of the relevant disposals.

In relation to paragraph (e)(bb) above, LDHB had written to the SC to seek a variation of the said condition to the following requirements ("Proposed Variations"):

i. no provision shall be made for Trade Debtors exceeding six (6) months as at 30 June 2003 who had subsequently settled their outstanding balances prior to the completion date of the Proposed Parkson Disposal; and

ii. for amounts in dispute, legal proceedings have commenced/been taken or for Trade Debtors exceeding six (6) months as at 30 June 2003, with no settlement prior to the completion date of the Proposed Parkson Disposal, LICB is agreeable for LDHB to retain the relevant amount (being the shortfall attributable to LICB) in net tangible assets (as submitted to the SC) as a result of the provision for doubtful trade debtors) from the deferred payment of RM5.95 million due on 15 December 2004 for the Proposed Parkson Disposal;

as security for the due recovery of the provision for doubtful trade debtors within one (1) year from the completion date of the acquisition. Any retention for the shortfall as mentioned above

shall only apply to the amount more than RM50,000. As such, any amount less than RM50,000 shall be settled in cash.

The aforesaid securities shall be placed with/administered by an independent stakeholder and shall be released on a progressive basis within 14 days upon receipt of notification on settlement of the doubtful trade debtors in the aggregate of not less than RM250,000. Should there be any doubtful trade debtors not settled by the expiry date of one (1) year from the completion date, the respective vendors shall settle the final amount in cash and any securities held by the independent stakeholder shall then be released.

(f) A moratorium is imposed on 50% of the consideration securities (i.e. RM4.78 million nominal value redeemable convertible unsecured loan stocks) to be received by LICB in respect of the Proposed Parkson Disposal for a period of one (1) year, as set out in the SC's Policies and Guidelines on Issue/Offer of Securities.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LIO[illegible] BERHAD (415-D)

....

Secretary